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                             May 19, 2022

       Lisa Murison
       General Counsel
       Bird Global, Inc.
       392 NE 191st Street #20388
       Miami, Florida 33179

                                                        Re: Bird Global, Inc.
                                                            Draft Registration
Statement on Form S-1
                                                            Submitted on May
17, 2022
                                                            CIK 0001861449

       Dear Ms. Murison:

                                                        This is to advise you
that we do not intend to review your registration statement.

               We request that you publicly file your registration statement no later than 48 hours prior to the requested effective date and time. Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Gregory
Herbers at 202-551-8028 with any questions.




                             Sincerely,


                             Division of Corporation Finance

                             Office of Manufacturing
       cc:                                              Rachel Sheridan